File No. 812-

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ISHARES MSCI RUSSIA ETF,

A SERIES OF ISHARES, INC.

BLACKROCK FUND ADVISORS

Application for an Order

pursuant to Section 22(e)(3) of the Investment Company Act of 1940

Please send all communications to:

Benjamin J. Haskin, Esq.

Anne C. Choe, Esq.

Willkie Farr & Gallagher LLP

1875 K Street N.W.

Washington, DC 20006-1238

Copy to:

Marisa Rolland, Esq.

BlackRock Fund Advisors

400 Howard Street

San Francisco, CA 94105

As filed with the Securities and Exchange Commission on August 3, 2022

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: ISHARES MSCI RUSSIA ETF, A SERIES OF ISHARES, INC.; BLACKROCK FUND ADVISORS 400 Howard Street San Francisco, CA 94105 File No. 812-	APPLICATION FOR AN ORDER PURSUANT TO SECTION 22(e)(3) OF THE INVESTMENT COMPANY ACT OF 1940

iShares MSCI Russia ETF (the “Fund”), a series of iShares Inc. (the “Company”), and BlackRock Fund Advisors (“BFA”), the Fund’s investment adviser, hereby submit this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 22(e) of the Investment Company Act of 1940 (the “1940 Act”), to suspend the right of redemption with respect to shares of the Fund and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid. The Company, on behalf of the Fund, and BFA are referred to herein collectively as the “Applicants.” Applicants request that the suspension and, if necessary, postponement remain in place until the Fund completes the liquidation of its portfolio and distributes all its assets to remaining shareholders, as described in this Application, or the Commission rescinds the order requested herein. Applicants further request that such order be made effective as of August 3, 2022, with the suspension of redemption rights to be effective as of August 3, 2022 and, if necessary, the postponement of payment of redemption proceeds to apply to redemption orders received on or after August 1, 2022 but not yet paid as of August 3, 2022.

Applicants represent the following:

I.        Description of Applicants

The Company is a Maryland corporation. The Company is registered with the Commission under the 1940 Act as a series open-end, management investment company. The Company has more than 50 series, each series of shares having a different investment objective and different investment policies. The Fund is one of such series; the Fund’s predecessor began operations in 2010.1 The Fund is a non-diversified exchange-traded fund (“ETF”) that operates pursuant to Rule 6c-11 under the 1940 Act, which provides that shares of an ETF can be purchased or redeemed directly from the ETF at net asset value solely by authorized participants (“APs”) and only in aggregations of a specified number of shares.2 Individual shares of the an ETF can only be bought and sold in the secondary market through a broker-dealer.

The Fund’s investment objective is to seek to track the investment results of an index composed of Russian equities (the “Underlying Index”). Before its discontinuation by MSCI, Inc. (the “Index Provider”) on June 1, 2022, the Underlying Index was the MSCI Russia 25/50 Index. As described below, the discontinuation of the Underlying Index has impacted the Fund’s ability to meet its investment objective or pursue its principal investment strategies. Previously, the Underlying Index was a free float-adjusted market capitalization-weighted index that was designed to measure the performance of the large- and mid-capitalization segments of the Russian equity market. Under normal market conditions, the Fund generally invested at least 80% of its assets in the component securities of its Underlying Index and in investments that had economic characteristics that were substantially identical to the component securities of its Underlying Index (i.e., depositary receipts representing securities of the Underlying Index) and could invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the Underlying Index, but which BFA believed would help the Fund track the Underlying Index. Shares of the Fund are currently listed on NYSE Arca, Inc. (“NYSE Arca”); however, trading in Fund shares has been halted by NYSE Arca since March 4, 2022.

BFA is the investment adviser of the Fund. BFA is a California corporation that is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). BFA is an indirect, wholly owned subsidiary of BlackRock, Inc. BlackRock, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries. BFA valued its assets under management at approximately $2.76 trillion as of April 22, 2022.

II.        Relief Requested

Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption with respect to shares of the Fund and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid. Applicants request that the order be effective as of August 3, 2022, and, if necessary, the postponement of payment of redemption proceeds apply to redemption orders received on or after August 1, 2022 but not yet paid as of August 3, 2022. Applicants request that the order remain effective until the Fund completes the liquidation of its portfolio and distributes all its assets to remaining shareholders, as described in this Application, or the Commission rescinds the order granted pursuant hereto. Applicants believe that the relief requested is appropriate for the protection of shareholders of the Fund.

1 The Fund previously operated as a series of iShares MSCI Russia Capped ETF, Inc. (the “Predecessor Fund”). Before the Fund commenced operations, all of the assets and liabilities of the Predecessor Fund were transferred to the Fund in a reorganization (the “Reorganization”). The Reorganization occurred on January 26, 2015.

2 As described below, new creations of Fund shares have been suspended since March 1, 2022.

Section 22(e)(1) of the 1940 Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable securities in accordance with its terms for more than seven days, except for any period during which the New York Stock Exchange (“NYSE”) is closed other than customary weekend and holiday closing, or during trading on which the NYSE is restricted.

Section 22(e)(3) of the 1940 Act provides that redemptions may also be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company. As such, except in the limited circumstances permitted by Section 22(e)(1), only the Commission has the authority to permit the Fund to suspend redemptions or to postpone the date of repayment of redemption proceeds more than seven days after a redemption order is received.

III.        Justification for the Relief Requested

The circumstances leading to the request for relief arise from the effect of geopolitical affairs on transactions in the Russian equity markets and on the relevant markets for Russian equity securities generally, and on related clearance and payment systems. A substantial number of the Fund’s positions in Russian equity securities have been rendered illiquid and are now fair valued at or near zero. The determinations that those positions are illiquid and should be valued at or near zero are based on a number of factors, including among other things: the Fund is prevented by Russian law and U.S. economic sanctions from selling the securities and from repatriating the proceeds of any such sale in U.S. dollars; depositary receipts relating to Russian equity securities have been suspended from trading, and depositary receipts relating to Russian equity securities traded at close to zero in their last day of trading; recently adopted legal restrictions under Russian law will require the delisting of foreign depositary receipts; Russian equity securities have been removed from securities indices at prices approximating zero; and there is not a market available to U.S. holders to dispose of any of Russian equity securities in exchange for proceeds of any kind and that is expected to be the case for an unknown period of time. BFA’s Valuation Committee determined that its conclusions regarding the liquidity and valuation of the Fund’s Russian equity securities were consistent with the conclusions reached by a substantial number of third-party fund families and investors. The aggregate net asset value of the Fund has fallen from approximately $408 million on February 23, 2022 to approximately $1.1 million on June 9, 2022.

Effective March 1, 2022, the Fund temporarily suspended new creations of its shares until further notice due to concerns about the newly imposed restrictions impacting the ability of U.S. investors to transact in securities in the Underlying Index, among other reasons.3 BFA implemented a voluntary waiver of its management fee for the Fund beginning on March 3, 2022, which was applied to management fees from February 1, 2022 to the present.

3 See Exchange-Traded Funds, Rel. Nos. 33-10695; IC-33646, 84 FR 57162, 57178 (Oct. 24, 2019) (“[A]n ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.”).

Prior to market open on March 4, 2022, NYSE Arca halted trading of the Fund’s shares in light of ongoing issues related to Russia’s invasion of Ukraine.4 Since trading is halted, the Fund’s shares no longer have a daily closing price, and a premium/discount to NAV cannot be calculated. Additionally, as a result of circumstances related to Russia’s invasion of Ukraine, the Fund’s approximately $1 million in assets represents primarily cash instead of Russian equity securities, which are currently valued at or near zero, as discussed above. It is anticipated that the Fund’s shares will be delisted by NYSE Arca on a date 15 days after the requested relief is granted and coinciding with the payment of the initial liquidating distribution by the Fund (or an earlier date if NYSE Arca determines in its discretion to delist shares of the Fund, which may occur even if the requested relief is not granted). If shares of the Fund are delisted by NYSE Arca, the Fund will not be able to continue to operate as an ETF, pursuant to Rule 6c-11.

On May 17, 2022, the Index Provider announced that it would discontinue the Underlying Index effective June 1, 2022.5 The Index Provider noted that in light of recent deletion of securities from the parent index of the Underlying Index due to prolonged suspension, the Underlying Index failed to have the minimum number of group entities and it was unlikely that the Underlying Index would have enough securities in the near future for index continuation. Due to the discontinuation of the Underlying Index and ongoing restrictions relating to Russian securities, the Fund is unable to meet its investment objective or pursue its principal investment strategies.

Since early March 2022, Fund management has kept the Board of Directors of the Company (the “Board”) informed of the effect of geopolitical affairs on the valuation and liquidity of the Fund’s portfolio with communications between Board meetings. Subsequently, at a special meeting of the Board on March 8, 2022, Fund management informed the Board that virtually all of the Fund’s direct and indirect holdings of Russian equity securities had become illiquid and that BFA’s Valuation Committee had determined to fair value all of those positions by discounting them as described above in accordance with the Company’s valuation procedures. At the quarterly meetings of the Board on March 16-17, 2022 and at a meeting of the Board on May 18, 2022, Fund management updated the Board regarding the status of the Fund and the fair value of its securities. At the quarterly meetings of the Board on June 14-15, 2022, because it was no longer possible to operate the Fund consistent with its investment strategy and in order to help ensure that all shareholders would share in the value, then or in the future, of the Fund’s portfolio securities, the Board, on the recommendation of Fund management, voted to approve the liquidation of the Fund and adopted a Plan of Liquidation and Dissolution of Series (the “Plan of Liquidation”) for the Fund. The Plan of Liquidation, as of the date of this Application, is attached to this Application as Exhibit C. In the liquidation, an amount equal to the value of all of the Fund’s liquid assets, less the amount of a reserve (the “Reserve”) in an amount estimated to meet the costs of the liquidation

4 See NYSE Trading Halts, https://www.nyse.com/trade-halt-current; Trading of iShares MSCI Russia ETF (ERUS) Halted, Business Wire (Mar. 4, 2022), https://www.businesswire.com/news/home/20220304005099/en/Trading-of-iShares-MSCI-Russia-ETF-ERUS-Halted.

5 See MSCI TO DISCONTINUE MSCI RUSSIA 25/50 INDEX (MSCI INDEX CODE: 126251) (May 17, 2022), https://app2.msci.com/webapp/index_ann/DocGet?pub_key=SEN6pT1FXaA%3D&lang=en&format=html.

that qualify as Fund expenses under the investment advisory agreement with BFA,6 will be distributed ratably among the Fund’s shareholders in the form of cash. The amount of the Reserve will be determined before the initial liquidating distribution is made and will be based on the estimated transaction costs expected to be incurred in liquidating the Fund’s portfolio, taking into account the political and market uncertainties impacting the sale of Russian securities.

The Plan of Liquidation provides that if, at any time prior to the termination of the Fund, BFA determines that legal, regulatory, or market developments have occurred so that the Fund may lawfully sell securities now valued at or near zero in transactions on the principal exchange for such securities and unless BFA determines that temporarily delaying such a sale would be in the best interests of Fund shareholders (including with respect to best execution obligations), BFA will retain a broker, dealer, transition manager, or entity acting in a similar capacity to sell those securities as soon as reasonably practicable consistent with seeking best execution for the Fund. The fees and expenses of any such transition manager will be paid solely from the proceeds of any sale of securities effected by it. The Fund may alternatively sell securities now valued at or close to zero in private transactions at a time when the Fund is not able to sell the securities on their principal exchanges if, on the recommendation of BFA, the Board considers that such sales would be appropriate. The Fund will distribute the net proceeds of any sale of such securities after their receipt or defer distribution to permit the Fund to aggregate the proceeds of multiple sales into a single distribution.

The Plan of Liquidation provides that the Fund will be terminated (A) after payment of the final liquidating distribution and redemption of all outstanding shares of the Fund or as soon as practicable thereafter; (B) after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers; or (C) if earlier than (A) or (B), on a date on or after December 31, 2023 determined by the Board of the Company upon recommendation of BFA (the “Termination Date”). Any determination to terminate the Fund will be made by the Board of Directors, including a majority of the Directors who are not “interested persons” of the Company, as such term is defined in Section 2(a)(19) of the 1940 Act (the “independent Directors”), upon a recommendation by BFA. In the case (B) or (C), immediately prior to the Termination Date, any remaining Russian equity securities will be written off of the records of the Fund and disposed of in a manner determined by Fund management, subject to the oversight of the Board. The Reserve will be set at an amount intended to provide substantial flexibility to delay the Termination Date beyond December 31, 2023, if BFA and the Board consider such a delay appropriate.

In approving the Plan of Liquidation, the Board considered a number of factors, including, but not limited to, the fact that Fund management represented that it was no longer possible to manage the Fund in a manner consistent with its investment strategy and that a liquidation was expected to have the effect of ensuring that all shareholders receive an equal pro rata share of the Fund’s remaining assets, including any value the Fund’s Russian equity security holdings might attain before the termination of the Fund.

6 Under the Fund’s investment advisory agreement, the Fund has a “unitary” management fee that covers all Fund expenses except for certain enumerated expenses, which include expenses of the Fund incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions and any extraordinary expenses (as determined by a majority of the fund’s directors who are not “interested persons” as defined in the 1940 Act). Liquidation expenses will not be deemed to be “extraordinary expenses” under the Fund’s investment advisory agreement. As noted above, BFA has waived its management fees in respect of the Fund and will continue to do so during liquidation.

Notwithstanding the present inability to dispose of Russian securities held by the Fund, Applicants have determined to seek the requested order at this time because Applicants believe that liquidation of the Fund is in the best interests of the Fund’s shareholders. Without the requested relief, the Fund will be required to satisfy redemption requests from APs, while other investors would be unable to trade the Fund’s shares. Although the Fund has received no redemption orders since the invasion began, it is possible that the level of redemption orders could increase substantially at any time in response to developments in geopolitical events or relevant markets.

In addition, the Fund will not be eligible to rely on Rule 6c-11 once the Fund’s shares are delisted by NYSE Arca. As a consequence, to the extent that the Fund is obligated to satisfy any individual redemption requests received from non-AP shareholders of the Fund, the Fund would be unable to accept or process such redemption requests from an operational perspective because the Fund and its service providers do not have the operational infrastructure to enable the Fund to engage in non-AP primary market transactions. The Fund therefore would not, for its part, initiate delisting of the Fund’s shares with NYSE Arca until after the requested relief is granted.7

The circumstances giving rise to this Application are highly unusual. Following the grant of an order pursuant to this Application, the Fund will distribute in liquidation all of its liquid assets to shareholders, less the Reserve. Following that distribution, the Fund will have no assets of realizable value other than the amount so held in the Reserve, and the Fund’s positions in Russian securities will not be transferable at that time by the Fund. If some or all of those Russian securities were at some point before the Termination Date determined to have a greater value than currently, it is possible that they would continue not to be transferable at that time. In addition, it is possible that even if Russian securities were able to be sold, local regulations may not permit the proceeds of any such sale(s) to be converted to U.S. dollars which are freely available to the Fund. The Fund’s remaining portfolio assets – the Russian equity securities – will therefore remain in the Fund until they can be sold and converted into U.S. dollars (with the proceeds distributed to the Fund’s shareholders) or are permanently written off, in each case as determined by the Adviser and approved by the Board. Relief permitting the Fund to suspend redemptions and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to liquidate its holdings in the manner described above without the risk that it might be required to meet redemption orders submitted potentially out of the Reserve or otherwise at a time when the Fund would have no or few assets to meet the redemption orders. In addition, suspension of redemptions prior to the initial distribution in liquidation will ensure that shareholders submitting such redemption orders will participate in the liquidation and will be entitled to share both in the August 2022 liquidating distribution and in any subsequent liquidating distribution. The relief requested herein will permit all shareholders to receive their proportionate share of the Fund’s net assets in the form of cash in an orderly liquidation.

7 It is not anticipated that NYSE Arca will delist the Fund’s shares before the Fund’s requested relief is granted by the SEC. As noted above, however, NYSE Arca may, in its discretion, determine to delist the Fund’s shares at an earlier date, which would lead to these same consequences.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that, in requesting an order by the Commission, Applicants’ goal is to ensure that all of the Fund’s shareholders will be treated appropriately and fairly in view of the otherwise detrimental effect on the Fund of the illiquidity of the Fund’s investments and the ongoing uncertainty surrounding the Russian equity markets. The requested relief is intended to permit an orderly liquidation of the Fund’s portfolio and ensure that all of the shareholders are protected in the process.

IV.        Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)

The Board, including a majority of the independent Directors, will adopt or has adopted the Plan of Liquidation for the orderly liquidation of Fund assets and distribution of appropriate payments to Fund shareholders.

(2)

Pending liquidating distributions, the Fund will invest proceeds of cash dispositions of portfolio securities solely in U.S. government securities, money market funds that are registered under the 1940 Act and comply with the requirements of Rule 2a-7 under that Act, cash equivalents, securities eligible for purchase by a registered money market fund meeting the requirements of Rule 2a-7 under the 1940 Act with legal maturities not in excess of 90 days and, if determined to be necessary to protect the value of a portfolio position in a rights offering or other dilutive transaction, additional securities of the affected issuer.

(3)	The Fund’s assets will be distributed to the Fund’s shareholders solely in accordance with the Plan of Liquidation.

(4)

The Fund and BFA will make and keep true, accurate, and current all appropriate records, including but not limited to those surrounding the events leading to the requested relief, the Plan of Liquidation, the sale of Fund portfolio securities, the distribution of Fund assets, and communications with shareholders (including any complaints from shareholders and responses thereto).

(5)	The Fund and BFA will promptly make available to Commission staff all files, books, records, and personnel, as requested, relating to the Fund.

(6)	The Fund and BFA will provide periodic reporting to Commission staff regarding their activities carried out pursuant to the Plan of Liquidation.

(7)	BFA, its affiliates, and its and their associated persons will not receive any fee for managing the Fund.

(8)

The Fund will be in liquidation and will not be engaged and does not propose to engage in any business activities other than those necessary for the protection of its assets, the protection of shareholders, and the winding-up of its affairs, as contemplated by the Plan of Liquidation.

(9)

The Fund and BFA will appropriately convey accurate and timely information to shareholders of the Fund, before or promptly following the effective date of the liquidation, with regard to the status of the Fund and its liquidation (including posting such information on the Fund’s website), and will thereafter from time to time do so to reflect material developments relating to the Fund or its status, including, without limitation, information concerning the dates and amounts of distributions, and press releases and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.

(10)	The Fund and BFA shall consult with Commission staff prior to making any material amendments to the Plan of Liquidation.

V.        Applicable Precedent

Although the Commission has never granted relief under Section 22(e)(3) to an ETF, the Commission has granted relief under Section 22(e)(3) to a mutual fund in relation to the circumstances concerning Russia described in this Application, as well as in other unusual situations presenting shareholder protection needs.8

VI.      Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Benjamin J. Haskin, Esq.

Anne C. Choe, Esq.

Willkie Farr & Gallagher LLP

1875 K Street N.W.

Washington, DC 20006-1238

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The authorizations required by Rule 0-2(c) under the 1940 Act are attached to this Application as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits B-1 and B-2.

8 See In re Voya Russia Fund, a Series of Voya Mutual Funds, and Voya Investments, LLC, Rel. No. IC-34578 (May 4, 2022) (notice and temporary order); In re Infinity Q Diversified Alpha Fund, a Series of Trust for Advised Portfolios, and Infinity Q Capital Management, LLC, Rel. No. IC-34198 (Feb. 22, 2021) (notice and temporary order); In re Third Avenue Trust and Third Avenue Management LLC, Rel. No. IC-31943 (Dec. 16, 2015) (notice and temporary order); In re The Reserve Fund, Rel. No. IC-28386 (Sept. 22. 2008) (temporary order) and Rel No. IC-28465 (Oct. 24, 2008) (notice).

VII.      Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption and, if necessary, postpone the date of payment or satisfaction upon redemption for more than seven days. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Section 22(e) of the 1940 Act.

Dated: August 3, 2022

ISHARES, INC.,
ON BEHALF OF ISHARES MSCI RUSSIA ETF

By:	/s/ Marisa Rolland
Name: Marisa Rolland
Title: Secretary

BLACKROCK FUND ADVISORS

By:	/s/ Rachel Aguirre
Name: Rachel Aguirre
Title: Managing Director

Exhibit A-1

ISHARES, INC.

I, Marisa Rolland, do hereby certify that I am the Secretary of iShares, Inc. (the “Company”). I further certify that the following resolutions were duly adopted by the Board of Directors of the Company and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission on behalf of the iShares MSCI Russia ETF, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 22(e) of the Investment Company Act of 1940 to suspend the right of redemption; and further

RESOLVED, that the proper officers of the Company, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this August 3, 2022.

By:	/s/ Marisa Rolland

Name: Marisa Rolland
Title: Secretary

Exhibit A-2

BLACKROCK FUND ADVISORS

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by BlackRock Fund Advisors have been taken, and that as a Managing Director thereof, she is authorized to execute and file the same on behalf of BlackRock Fund Advisors and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

BlackRock Fund Advisors

By:	/s/ Rachel Aguirre
Name: Rachel Aguirre
Title: Managing Director

Exhibit B-1

VERIFICATION

The undersigned states that (i) she has duly executed the attached Application, dated August 3, 2022, for and on behalf of iShares, Inc.; (ii) that she is the Secretary thereof; and (iii) all action by directors and other bodies necessary to authorize her to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

ISHARES, INC.,
ON BEHALF OF ISHARES MSCI RUSSIA ETF

By:	/s/ Marisa Rolland
Name: Marisa Rolland
Title: Secretary

Exhibit B-2

VERIFICATION

The undersigned states that (i) she has duly executed the attached Application, dated August 3, 2022, for and on behalf of BlackRock Fund Advisors; (ii) that she is a Managing Director thereof; and (iii) all action by directors and other bodies necessary to authorize her to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

BlackRock Fund Advisors

By:	/s/ Rachel Aguirre
Name: Rachel Aguirre
Title: Managing Director

Exhibit C

ISHARES MSCI RUSSIA ETF

PLAN OF LIQUIDATION AND DISSOLUTION OF SERIES

ISHARES MSCI RUSSIA ETF

PLAN OF LIQUIDATION AND DISSOLUTION OF SERIES

This Plan of Liquidation and Dissolution of Series (the “Plan”) is made by iShares, Inc. (the “Company”), a Maryland corporation, with respect to the iShares MSCI Russia ETF (the “Fund”), a separate series of shares of common stock, $.001 par value per share, and a segregated portfolio of assets, of the Company. The Fund is a series of an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Plan is intended to accomplish the complete liquidation and dissolution of the Fund in conformity with all applicable provisions of Maryland law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Company’s Articles of Restatement, as amended and supplemented through the date hereof (the “Charter”), and By- Laws.

WHEREAS, the Company’s Board of Directors (the “Board”) has determined, on behalf of the Fund, following a recommendation from Fund management, that it is advisable and in the best interests of the Fund and its shareholders to liquidate and dissolve the Fund; and

WHEREAS, BlackRock Fund Advisors serves as investment manager to the Fund (“BFA”, and along with any successor investment manager to the Fund, being referred to herein as the Fund’s “investment manager”); and

WHEREAS, by resolutions of the Board adopted on June 15, 2022, the Board considered and adopted this Plan as the method of liquidating and dissolving the Fund in accordance with applicable provisions of Maryland law and the Company’s Charter and Bylaws;

NOW, THEREFORE, the liquidation and dissolution of the Fund shall be carried out in the manner hereinafter set forth.

1.      Effective Date of Plan. This Plan shall become effective with respect to the Fund on August 3, 2022 (the “Effective Date”). Following the Effective Date, the Fund shall send to each shareholder a notice of the Board’s decision to liquidate and dissolve the Fund.

2.    Liquidation. As soon as practicable following the Effective Date, the Fund shall be liquidated (the “Liquidation”). This Plan is intended to constitute a plan of liquidation under Sections 331, 332, and 562 of the Code, as applicable.

3.      Cessation of Business. Upon the Effective Date, the Fund shall not engage in any business activities, except for the purposes of winding up its business and affairs and reducing its assets to cash, and shall distribute the Fund’s assets, including as such assets have been reduced to cash, to its shareholders in accordance with the provisions of this Plan.

4.    Liquidation of Assets. As soon as it is reasonable and practicable after the Effective Date, all portfolio securities of the Fund not already converted to cash shall be converted to cash. If any portion of the assets of the Fund cannot reasonably practicably be converted to cash during the period prior to the Termination Date, the Fund may, except as provided in Section 7(b) below, (i) pay one or more liquidating distributions by transferring, on behalf of the shareholders as of the close of business on the Effective Date, assets that were not able to be converted to cash to a liquidating trust, and/or (ii) as soon as reasonably practicable following the appearance of a market, convert such remaining portfolio securities to cash at a price designed to achieve best execution followed by the payment of one or more liquidating distributions in cash to shareholders as of the close of business on the Effective Date, unless BFA determines that temporarily delaying such conversion would be in the best interests of Fund shareholders.

5.        Liabilities. During the period prior to the Effective Date, the Fund shall pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Fund. If the Fund is unable to pay, discharge or otherwise provide for any liabilities of the Fund during the period prior to the Effective Date, the Fund shall make reasonable provision for the payment of such liabilities and any contingent liabilities as required by Maryland law, including, without limitation, retaining cash or cash equivalents in an amount that it estimates is necessary to discharge: (i) any unpaid liabilities and obligations of the Fund on the Fund’s books as of the Effective Date; (ii) such contingent liabilities of the Fund as the Company’s officers may reasonably deem to exist; and (iii) Liquidation Expenses, as such term is defined below, other than Liquidation Expenses (A) borne by the Adviser or (B) that this Plan contemplates will be paid from the proceeds of the sale of Unmarketable Securities, as defined below.

6.        Distribution to Shareholders; Escheatment.

(a) After giving effect to any dividends declared pursuant to Section 7 below and after making provision for payment of any liabilities pursuant to Section 5 above, the Fund’s assets will be distributed ratably among the Fund’s shareholders of record at the close of business on the Effective Date, in one or more liquidating distributions in the form of cash. Upon payment of the final liquidating distribution related to any remaining Fund assets before the Fund is terminated, all outstanding shares of the Fund shall be redeemed.

(b) Any remaining property held by the Fund after the Termination Date (as defined below) will remain in custody with the appropriate custodian (including any applicable foreign sub-custodian) until any applicable dormancy period expires and will be escheated to the State of Maryland to the extent permitted by, and in accordance with, applicable law and regulation.

7.        Receipt of Cash or Other Distributions After the Effective Date; Unmarketable Securities.

(a) Subject to Section 7(b) below, following the Effective Date, if the Fund receives any cash or other property that it had not recorded on its books on or before the Effective Date, except as otherwise described below, such cash or other property will be paid or otherwise disbursed as contemplated by the Fund’s policies and procedures (the “Distribution Procedures”) as in effect as of the Effective Date and attached hereto as Annex A.

(b)(i) If, at the Effective Date, the Fund holds Unmarketable Securities, the Fund (A) will continue to hold such Unmarketable Securities for the period from the Effective Date through the Termination Date (as defined below), and (B) will instruct its custodian to continue to maintain a record of the Fund’s ownership of those Unmarketable Securities on its books and records.

(ii)    If, at any time prior to the Termination Date, the Fund’s investment manager determines that legal, regulatory, or market developments have occurred so that the Fund may lawfully sell such Unmarketable Securities in transactions on the principal exchange for such Securities and unless BFA determines that temporarily delaying such a sale would be in the best interests of Fund shareholders, the investment manager shall retain a broker, dealer, transition manager, or entity acting in a similar capacity (a “Transition Manager”) to sell such Unmarketable Securities as soon as reasonably practicable, consistent with seeking best execution for the Fund. The fees and expenses of any such Transition Manager shall be paid solely from the proceeds of any sale of Unmarketable Securities effected by it. The Fund may alternatively sell any or all Unmarketable Securities in private transactions at a time when the Fund is not able to sell the securities on their principal exchanges if, on the recommendation of BFA, the Board considers that such sales would be appropriate.

(iii)        The Fund shall distribute the net proceeds of any sale of Unmarketable Securities contemplated by clause (ii) above in one or more additional liquidating distributions within 60 days after their receipt, the cost of such distribution to be paid solely from such proceeds; provided, however, that the Fund’s investment manager may, in its discretion, delay any such distribution for up to an additional 90 days (or such longer period as it may determine to be in the best interests of shareholders) if it determines in its discretion that actual or potential legal, regulatory, or market developments are such that additional Unmarketable Securities may be sold during that period, whose proceeds may be combined with those previously received and undistributed.

(iv)        The Fund will be terminated (A) upon payment of the final liquidating distribution and redemption of all outstanding shares of the Fund or as soon as practicable thereafter; (B) after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers; or (C) if earlier than (A) or (B), on a date on or after December 31, 2023 determined by the Board of the Company upon recommendation of BFA (the “Termination Date”). In the case of (B) or (C), immediately prior to the Termination Date, any Unmarketable Securities will be written off of the records of the Fund and disposed of in a manner determined by Fund management, subject to the oversight of the Board; the Fund will make no further distributions in respect of such Unmarketable Securities.

(v)        In the event of any inconsistency between the provisions of this Section 7(b) and any other provision of this Plan, this Section 7(b) shall control in respect of any Unmarketable Securities held by the Fund.

(vi)        The term “Unmarketable Securities” shall mean any securities shown on the books of the Fund as held by the Fund at the Effective Date and that cannot be transferred or disposed of by the Fund as of the Effective Date.

8.      Satisfaction of Federal Income and Excise Tax Distribution Requirements. At or immediately prior to the Effective Date, the Fund shall, if necessary, have declared and paid a dividend or dividends which, together with all previous dividends qualifying for the deduction for dividends paid under Section 561 of the Code, shall have the effect of distributing to the shareholders of the Fund all of the Fund’s investment company taxable income, all of the Fund’s net capital gain, if any (after reduction for any capital loss carry-forward), and all of the Fund’s net tax-exempt income, if any, in each case earned or accrued: (i) in the taxable year of the Fund that includes the Effective Date; and (ii) in any prior taxable year in respect of which, at the time of declaration and payment of the dividend(s), the Fund is eligible to declare and pay a spillback dividend under section 855(a) of the Code and computed in each case without regard to any deduction for dividends paid, and any additional amounts necessary to avoid any excise tax described in Section 4982 of the Code for such periods.

9.      Expenses. BFA shall bear all Liquidation Expenses that do not qualify as Fund expenses under the investment advisory agreement with BFA. The Fund shall bear only those Liquidation Expenses that qualify as Fund expenses under the investment advisory agreement with BFA. “Liquidation Expenses” shall include the expenses incurred in connection with carrying out this Plan with respect to the Fund, including, but not limited to, printing and legal expenses, and the expenses of reports to shareholders. Liquidation Expenses shall not be deemed to be “extraordinary expenses” under the Fund’s investment advisory agreement, and the voluntary waiver by BFA of its Fund management fees will remain in effect during liquidation.

10.     Powers of Board of Directors. The Company’s Board and, subject to the direction of the Board, its officers shall have authority to do or authorize any or all acts and things as provided for in this Plan and any and all such further acts and things as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the execution and filing of all certificates, documents, information returns, tax returns, forms, and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws. The death, resignation, or disability of any Director or any officer of the Company shall not impair the authority of the surviving or remaining Directors or officers to exercise any of the powers provided for in the Plan.

11.    Amendment of Plan. The Board shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of the Fund, and the distribution of the Fund’s net assets to its shareholders, including without limitation postponement of the Termination Date, in accordance with the laws of the State of Maryland, the Investment Company Act, the Code, and the Charter and Bylaws of the Company, if the Board determines that such action would be advisable and in the best interests of the Fund and its shareholders.

12.     Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Company’s Board at any time prior to the Effective Date if circumstances should develop that, in the opinion of the Board, in its sole discretion, make proceeding with this Plan inadvisable for the Fund.

13.    Filings. As soon as practicable following the earlier of the final distribution of the Fund’s assets to shareholders or the Termination Date, the Company shall file a notice of liquidation and dissolution of the Fund and any other documents as are necessary to effect the liquidation and dissolution of the Fund in accordance with the requirements of the Company’s Charter, Maryland law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Fund is so qualified, as well as the preparation and filing of any tax returns, including but not limited to the Fund’s final income tax returns, and Forms 966, 1096, and 1099. Upon the last to occur of the foregoing, the Fund shall be deemed terminated.

14.     Further Assurances. The Company shall take such further action, prior to, at, and after the Effective Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

15.    Governing Law. This Plan shall be governed and construed in accordance with the laws of the State of Maryland.

ISHARES, INC.,
ON BEHALF OF ISHARES MSCI RUSSIA ETF

By:	/s/ Marisa Rolland
Name: Marisa Rolland
Title: Secretary

BLACKROCK FUND ADVISORS

By:	/s/ Rachel Aguirre
Name: Rachel Aguirre
Title: Managing Director

Annex A

Policy for Distribution of Amounts Received

By the iShares MSCI Russia ETF

During Liquidation

I.         Background

The iShares MSCI Russia ETF (the “Fund”) currently is in the process of liquidating pursuant to a Plan of Liquidation and Dissolution of Series (the “Plan”). The Plan governs, among other things, the distribution by the Fund of the proceeds of sales of the Fund’s portfolio investments during liquidation. Capitalized terms used in this policy have the same meaning as in the Plan.

This policy is intended to address the treatment of cash received by or on behalf of the Fund during or after the Fund’s liquidation (“Received Amounts”). The Fund will not be able to distribute such future proceeds to shareholders after the final liquidating distribution is paid and all outstanding shares of the Fund are redeemed.

The Fund is a series of a Maryland corporation and will be subject to the laws of the State of Maryland. Maryland law sets the dormancy periods for different types of property and requires companies like BFA to report and deliver abandoned or unclaimed property.

II.         Distribution

A.     Before the Termination Date. During the period before the Termination Date (as defined in the Plan), if a Received Amount is received in respect of the Fund, such Received Amount will be combined with any proceeds of the Liquidation to be distributed to the Fund’s shareholders and will be distributed by the Fund in liquidating distributions in the manner described in the Plan.

B.    After the Termination Date. During the period after the Termination Date, if a Received Amount is received in respect of the Fund, such Received Amount will remain in custody with the appropriate custodian (including any applicable foreign sub-custodian) until any applicable dormancy period expires and will be escheated to the State of Maryland to the extent permitted by, and in accordance with, applicable law and regulation.